PROSPECTUS SUPPLEMENT	Filed Pursuant to General Instruction II.L.

(To Prospectus Dated June 23, 2005)	of Form F-10; File No. 333-125849

US$1,000,000,000
Teck Cominco Limited
US$300,000,000 5.375% Notes due 2015
US$700,000,000 6.125% Notes due 2035

     The 5.375% notes due 2015 (the “2015 notes”) will bear interest at 5.375% per year and will mature on October 1, 2015. The 6.125% notes due 2035 (the “2035 notes”) will bear interest at 6.125% per year and will mature on October 1, 2035. The 2015 notes and the 2035 notes are collectively referred to herein as the “notes”. We will pay interest on the notes on April 1 and October 1 of each year, beginning April 1, 2006. We may redeem some or all of the notes at any time at the redemption prices described under “Description of Notes — Optional Redemption”. We may also redeem the notes, in whole but not in part, at 100% of their principal amount plus accrued and unpaid interest to the date of redemption if certain changes affecting Canadian withholding taxes occur.
     The notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior obligations. We will not make application to list the notes on any securities exchange or to include them in any automated quotation system.

       Investing in the notes involves risks. See “Risk Factors” on page S-5 of this prospectus supplement.
     Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.
     Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations” beginning on page S-18 of this prospectus supplement and should consult with your own tax advisor with respect to your own particular circumstances.
     Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

	Per 2015 Note	Total		Per 2035 Note	Total

Public Offering Price	99.655%	US$	298,965,000	98.795%	US$	691,565,000
Underwriting Commission	0.650%	US$	1,950,000	0.875%	US$	6,125,000
Proceeds to us (before expenses)	99.005%	US$	297,015,000	97.920%	US$	685,440,000
     Interest on the notes will accrue from September 28, 2005 to date of delivery.

     The underwriters expect to deliver the notes to the purchasers on or about September 28, 2005.

Joint Book-Running Managers

JPMorgan	Citigroup

Merrill Lynch & Co.

RBC Capital Markets

BMO Nesbitt Burns

TD Securities

CIBC World Markets

Scotia Capital

BNP PARIBAS

HSBC
September 23, 2005

i

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes we are offering. The accompanying prospectus dated June 23, 2005, is referred to as the “prospectus” in this prospectus supplement.
      To the extent that the description of the notes varies between this prospectus supplement and the prospectus, you should rely only on the information in this prospectus supplement.
      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted by law. You should assume that the information contained in or incorporated by reference in this prospectus supplement and the prospectus is accurate only as of their respective dates.
      In this prospectus supplement, unless otherwise specified or the context otherwise requires, all references to “dollars” or “$” are to Canadian dollars and all references to “U.S. dollars” and “US$” are to United States dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus supplement is determined using Canadian generally accepted accounting principles which were in effect at the date of such financial information. For a discussion of the principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under U.S. generally accepted accounting principles, you should refer to Note 20 of our audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003 and the Supplementary Information Required under U.S. generally accepted accounting principles as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004, which are incorporated by reference herein.
      Except on the cover page, and in the “Prospectus Supplement Summary — The Offering” and “Description of Notes” sections, and unless the context otherwise requires, all references in this prospectus supplement to the “company”, “we”, “us” and “our” refer to Teck Cominco Limited and its subsidiaries and our interests in joint ventures and partnerships.
FORWARD-LOOKING STATEMENTS
      This prospectus supplement, and the material incorporated by reference into this prospectus supplement and the prospectus contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to, statements concerning:

•	price volatility for zinc, copper, coal, gold and other primary metals and minerals as well as oil, natural gas and petroleum products;

•	the long-term demand for and supply of zinc, copper, coal, gold and other primary metals and minerals as well as oil and petroleum products;

•	our premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of our financial results to changes in metals and minerals prices;

•	our strategies and objectives;

•	our interest and other expenses;

•	political unrest or instability in countries such as Peru and its impact on our foreign assets, including our interest in the Antamina copper, zinc mine;

•	the timing of decisions regarding, the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project;

•	our estimates of the quantity and quality of our mineral reserves and resources;

•	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

•	our future capital and mine production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•	our ability to secure adequate transportation for our products;

•	our ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;

•	our cost reduction and other financial and operating objectives;

•	our exploration initiatives as well as environmental, health and safety initiatives;

•	the availability of qualified employees for our operations, including our new developments;

•	the resolution of labour disputes and the satisfactory negotiation of collective agreements with unionized employees, including at our Trail, Line Creek and Elkview mines;

•	the outcome of legal proceedings and other disputes in which we are involved;

•	general business and economic conditions;

•	the outcome of our coal price negotiations with customers; and

•	our dividend policy.
      Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this prospectus supplement and the prospectus. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	interest rates and foreign exchange rates;

•	the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals as well as oil, natural gas and petroleum products;

•	the timing of the receipt of regulatory and governmental approvals for our development projects and other operations;

•	the availability of financing for our development projects on reasonable terms;

•	our costs of production and our production and productivity levels, as well as those of our competitors;

•	power prices;

•	engineering and construction timetables and capital costs for our development and expansion projects;

•	costs of closure of various operations;

•	market competition;

•	risks involved in mining, processing, exploration and research and development activities;

•	the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•	premiums realized over London Metal Exchange cash and other benchmark prices;

•	tax benefits;

•	the outcome of our coal price negotiations with customers;

•	the resolution of environmental and other proceedings or disputes; and

•	our ongoing relations with our employees and with our business partners and joint venturers.
      We caution you that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in the prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED MINERAL RESOURCES
      In this document and the documents incorporated by reference herein, the Company uses the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a Registration Statement on Form F-10 under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the notes, of which the prospectus accompanying this prospectus supplement forms a part. This prospectus supplement and the prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the notes.
DOCUMENTS INCORPORATED BY REFERENCE
      We file with the British Columbia Securities Commission (the “BCSC”), a commission of authority in the Province of British Columbia, Canada, similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms.
      Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus supplement and the prospectus. This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the notes offered hereunder.
      The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the prospectus:

a) our Annual Information Form dated March 22, 2005 for the year ended December 31, 2004;

b) our audited consolidated financial statements, and the related notes thereto, as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 and the Auditors’ Report thereon;

c) our Management’s Discussion and Analysis of Financial Position and Operating Results for the year ended December 31, 2004;

d) Management Proxy Circular dated March 4, 2005 for our annual meeting of shareholders held on April 27, 2005 (other than the sections entitled “Report on Executive Compensation” and “Share Performance Graph”);

e) our unaudited interim consolidated financial statements for the six months ended June 30, 2005 and 2004;

f) our Management’s Discussion and Analysis of Financial Position and Operating Results for the six months ended June 30, 2005 and June 30, 2004;

g) Supplementary Information Required under U.S. generally accepted accounting principles as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 (the “Supplementary Information”); and

h) our Material Change Report filed on September 16, 2005 relating to the Fort Hills oil sands project.
      Any document of the type referred to in the preceding paragraph and in material change reports (excluding confidential material change reports) and any exhibits to unaudited interim comparative consolidated financial statements which contain up-dated interest coverage ratios filed by us with a securities commission or similar authority in Canada after the date of this prospectus supplement and prior to the termination of the distribution of notes offered by this prospectus supplement will be deemed to be incorporated by reference into this prospectus supplement.
      Documents incorporated by reference are available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Cominco Limited, Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9; telephone: (604) 687-1117.

v

      Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
EXCHANGE RATE DATA
      The following table sets forth certain exchange rates based on the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). These rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On September 23, 2005, the inverse of the noon buying rate was US$0.8538 equals $1.00.

				Six Months Ended
	Years Ended December 31,			June 30,

	2002	2003	2004	2004	2005

High for period	0.6619	0.7738	0.8493	0.7880	0.8346
Low for period	0.6200	0.6349	0.7158	0.7158	0.7827
Rate at end of period	0.6329	0.7738	0.8310	0.7459	0.8159
Average rate for the period(1)	0.6370	0.7205	0.7719	0.7450	0.8096

(1)	The average of the exchange rates on the last day of each month during the applicable period.

PROSPECTUS SUPPLEMENT SUMMARY
      This summary contains basic information about this offering. It may not contain all the information that is important to you. The “Description of Notes” section of this prospectus supplement and the “Description of Debt Securities” section of the prospectus contain more detailed information regarding the terms and conditions of the notes. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and the prospectus.
About Teck Cominco Limited
      We are engaged primarily in the exploration for, and the development and production of, natural resources. We are a producer of zinc, coal, copper, gold, lead, as well as various specialty metals such as germanium and indium. We have interests in the following principal mining and processing operations:

			Estimated Mine Life
Operation (% Ownership Interest)	Commodity	Jurisdiction	(Years)(1)

Red Dog (100%)	Zinc/Lead	Alaska, USA	23
Pend Oreille (100%)	Zinc/Lead	Washington, USA	8
Trail (100%)	Zinc/Lead/Specialty Metals	British Columbia, Canada	N/A
Elkview (37%)	Coal	British Columbia, Canada	35
Fording River (39%)	Coal	British Columbia, Canada	24
Greenhills (31%)	Coal	British Columbia, Canada	21
Coal Mountain (39%)	Coal	British Columbia, Canada	10
Line Creek (39%)	Coal	British Columbia, Canada	7
Cardinal River (39%)	Coal	Alberta, Canada	20
Antamina (22.5%)	Copper/Zinc	Peru	17
Highland Valley (97.5%)	Copper/Molybdenum	British Columbia, Canada	4	(2)
David Bell/ Williams (50%)	Gold	Ontario, Canada	5
Pogo (40%)(3)	Gold	Alaska, USA	10

(1)	The estimated mine life for each mine is stated as the estimate of proven and probable reserves as at December 31, 2004, divided by the current production rate for each mine.

(2)	On September 23, 2005, we announced that we will proceed with a capital program expected to extend the mine life of Highland Valley by approximately 5 years to September 2013. The capital cost associated with the mine life extension is approximately $40 million.

(3)	The Pogo mine in Alaska is scheduled for production start up in the first quarter of 2006.
Recent Developments
      We have entered into an agreement with UTS Energy Corporation (“UTS”) and Petro-Canada to subscribe for a 15% interest in the Fort Hills Energy Limited Partnership (the “Partnership”), which is developing the Fort Hills oil sands project in Alberta, Canada. The aggregate subscription price is $475 million. We will earn a 10% interest in the Partnership by funding $250 million of Petro-Canada and UTS expenditures. In a separate transaction, we will earn a further 5% interest by funding an additional $225 million of UTS expenditures. On closing of the transactions, expected to occur in October, we will be issued a 15% interest and the interests of UTS and Petro-Canada in the Partnership will be adjusted to 30% and 55%, respectively. The subscription price will be satisfied by our contributing 34% of project expenditures until project spending reaches $2.5 billion and our 15% share thereafter. Closing of the transactions is subject to due diligence, definitive documentation and receipt of regulatory approvals. There can be no assurance that the transactions will be completed.
      The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits in north eastern Alberta, approximately 90 kilometers north of Fort McMurray.

An estimate prepared on behalf of UTS estimates that the leases contain a resource of 2.8 billion barrels of in-place bitumen resources recoverable by surface mining methods. Development of the Fort Hills project is subject to receipt of numerous regulatory approvals, and completion of a feasibility study. The feasibility study will, among other things, identify an appropriate extraction process for the separation of bitumen from oil sands, determine the location of an upgrading facility for conversion of bitumen produced by the project to synthetic crude oil and other product streams and identify transportation options for project production. Project production is not expected to commence prior to 2010.
Corporate Information
      Our principal executive office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9, and our telephone number is (604) 687-1117. Our web site address is www.teckcominco.com. Information contained in, or linked to, our web site does not constitute part of this prospectus supplement or the prospectus.

The Offering

Issuer	Teck Cominco Limited.

Amount of Notes Offered	US$300,000,000 aggregate principal amount of 5.375% notes due 2015.
US$700,000,000 aggregate principal amount of 6.125% notes due 2035.

Maturity	October 1, 2015 for the 5.375% notes due 2015.
October 1, 2035 for the 6.125% notes due 2035.

Ratings	The notes are rated Baa2 (positive) by Moody’s Investors Services, Inc., BBB (stable) by Standard & Poor’s Corporation and BBB high (stable) by Dominion Bond Rating Service Limited.

Interest Payment Dates	April 1 and October 1, commencing on April 1, 2006.

Ranking	The notes will be our unsecured senior debentures and will rank equally with all of our other unsecured senior obligations. See “Description of Notes — Ranking and Other Indebtedness”. At June 30, 2005, the aggregate amount of the Indebtedness and trade payables of our subsidiaries (other than Teck Cominco Metals Ltd.) and the secured Indebtedness of Teck Cominco Metals Ltd. was approximately $58 million.

Optional Redemption	We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Adjusted Treasury Yield (as defined herein) plus 20 basis points, in the case of the 2015 notes, and 30 basis points, in the case of the 2035 notes, together in each case with accrued interest to the date of redemption. See “Description of Notes — Optional Redemption”.

Tax Redemption	We may also redeem the notes, in whole but not in part, upon notice in the event of certain changes in Canadian tax laws, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption. See “Description of Debt Securities — Tax Redemption” in the prospectus.

Sinking Fund	None.

Use of Proceeds	The net proceeds to us from this offering will be approximately US$981 million ($1,149 million), after deducting the underwriting commission and estimated expenses payable by us. We will use the net proceeds from the sale of the notes, together with our existing and future cash resources, to repay indebtedness maturing over the next 12 months, to fund new investment opportunities, including our proposed investment in the Fort Hills oil sands project, and for general corporate purposes. See “Use of Proceeds”.

Certain Covenants	The indenture governing the notes contains covenants that, among other things:

• limit our ability to create certain security interests;

• limit our ability to enter into certain sale and leaseback transactions; and

• restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets.

Form and Denominations	The notes will be represented by a registered global security registered in the name of a nominee of The Depository Trust Company. Beneficial interests in the registered global security will be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under “Description of Notes”, notes in definitive form will not be issued.

Further Issuances	We may “reopen” the notes and issue an unlimited principal amount of additional notes of the “reopened” series in the future.

Governing Law	The notes and the indenture will be governed by the laws of the State of New York.

RISK FACTORS
      Before making an investment decision, you should carefully consider the risks and uncertainties described below and under the heading “Risk Factors” in the accompanying prospectus, as well as the other information contained and incorporated by reference in this prospectus supplement. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of such risks actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

Risks Associated with the Fort Hills Project
      The Fort Hills project is at an early stage of development. Petro-Canada, as project operator, in consultation with UTS and us, will be responsible for further definition of the scope and parameters of the project and its design and development. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. Construction and development of the project is subject to numerous risks, including, without limitation:

•	risks resulting from the fact that the Fort Hills project is at an early stage of development and therefore is subject to development and construction risks, including the risk of cost overruns and delays in construction, and technical and other problems;

•	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

•	risks associated with obtaining amendments to existing regulatory approvals, including amendments to the development milestones under the leases;

•	risks of significant fluctuation in prevailing prices for oil, other petroleum products and natural gas, which may affect the profitability of the project;

•	risks resulting from the fact that we will be a minority partner in the Partnership and major decisions with respect to project design and construction may be made without our consent;

•	risks associated with litigation, including an existing appeal in respect of an application for judicial review of the scoping decision of the Minister of Fisheries and Oceans regarding an application for an authorization under the Fisheries Act for the Fort Hills project; and

•	risks resulting from dependence on third parties for services and utilities for the project.
      Closing of the Fort Hills transactions is subject to due diligence, definitive documentation and receipt of regulatory approvals. There can be no assurance that the transactions will be completed.

SELECTED CONSOLIDATED FINANCIAL AND PRODUCTION DATA
      The following selected consolidated financial data as at and for the years ended December 31, 2004, 2003 and 2002 were derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent chartered accountants. The following selected consolidated financial data as at and for the six months ended June 30, 2005 and 2004 were derived from our unaudited interim consolidated financial statements which, in our opinion, contain all of the adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of our consolidated financial condition and results of operations as of the dates and for the periods presented. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005. You should read the following summary consolidated financial data together with our audited consolidated financial statements, unaudited interim consolidated financial statements and the related notes, the other information in this prospectus supplement and the prospectus and the information we incorporate by reference into this prospectus supplement and the prospectus.
      Our audited consolidated financial statements and unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles, as applied in the preparation of our financial statements, conform in all material respects with U.S. generally accepted accounting principles, except as described in Note 20 to our audited consolidated financial statements and in our Supplementary Information which are incorporated by reference into this prospectus supplement and the prospectus. For all periods presented, the following selected consolidated financial data is prepared in accordance with Canadian generally accepted accounting principles.

				Six Months Ended
	Fiscal Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(in millions)
Statement of Earnings Data
Revenues	$2,042	$2,228	$3,428	$1,452	$1,922
Operating Expenses	(1,681)	(1,735)	(2,029)	(928)	(1,044)
Depreciation and Amortization	(206)	(223)	(275)	(124)	(132)

Operating Profit	155	270	1,124	400	746
General, Administration & Marketing	(56)	(55)	(68)	(34)	(38)
Research & Development	(19)	(14)	(14)	(7)	(8)
Mineral Exploration	(34)	(30)	(42)	(16)	(19)
Interest on Long-Term Debt	(60)	(65)	(61)	(31)	(26)
Other Income (Expense)	3	1	24	15	50
Writedown of Investment			(64)
Gain on Disposition of Los Filos Property		58

Earnings before Taxes	(11)	165	899	327	705
Provision for Income & Resource Taxes	4	(50)	(305)	(120)	(275)
Equity Earnings	17	10	—

Net Earnings from Continuing Operations	10	125	594	207	430
Net Earnings from Discontinued Operations	3	9	23	5	—

Net Earnings	$13	$134	$617	$212	$430

Fiscal Year Ended	Six Months Ended
December 31,	June 30,

2003	2004	2004	2005

(in millions, except production data and credit statistics)
Balance Sheet Data
Cash & Cash Equivalents	$96	$907	$326	$1,326
Property, Plant & Equipment	3,723	3,488	3,788	3,508
Total Assets	5,375	6,059	5,793	6,518
Long-Term Debt (including current portion, excluding Inco Exchangeable Debentures)	1,103	665	1,067	632
Inco Exchangeable Debentures	248	248	248	248
Shareholders’ Equity	2,427	3,221	2,750	3,612

Cash Flow Data
Cash Provided by Operations	341	1,116	421	616
Cash Provided by (used in) Financing Activities	(27)	(63)	15	(113)
Cash Provided by (used in) Investing Activities	(302)	(205)	(210)	(87)
Capital Expenditures	(158)	(216)	(81)	(135)

Production & Operating Profit
Production (thousand tonnes except as noted) (our share)
Refined Metals
Zinc (excluding discontinued operations)	283	296	141	143
Lead	88	84	38	42
Surplus Power (GW.h)	769	957	548	495
Mine operations
Zinc	665	619	299	323
Copper	176	248	112	124
Lead	125	119	52	47
Molybdenum	2,238	5,276	2,452	2,247
Gold (thousands of ounces)	281	261	133	129
Coal	7,558	9,277	4,635	5,200
Operating Profit
Zinc Smelters	24	135	62	67
Zinc Mines	42	203	48	51
Copper	83	628	217	452
Gold	30	32	18	5
Coal	91	125	54	171
Corporate and Other	4	1	1	1
Intersegment	(4)	—	—	(1)

Total	270	1,124	400	746

Credit Statistics
EBITDA(1)/ Interest Expense	7.3	x	20.6	x	15.7	x	33.2	x
Total Debt(2)/ EBITDA(1)	2.3	0.5	2.2	0.7
Net Debt(2)/ EBITDA(1)	2.1	(0.2)	1.5	(0.8)
Total Debt(2)/ Capitalization	29.2%	16.1%	26.2%	14.1%
Net Debt(2)/ Capitalization	26.7	(5.9)	18.2	(15.4)

(1)	EBITDA is not a measure recognized under Canadian generally accepted accounting principles. EBITDA consists of earnings before interest expense (net), tax expense, and depreciation, amortization and accretion. We present EBITDA because we believe it is an important supplemental measure of our performance and believe that it is frequently used by securities analysts, investors and others in the evaluation of companies in our industry. We believe these parties consider it useful in measuring the capacity of a company to service debt. However it is not intended to represent cash flow or results of operations in accordance with Canadian generally accepted accounting principles and may not be comparable to similarly titled amounts reported by other companies. EBITDA should be considered in addition to, and not as a substitute for, earnings (loss), cash flows and other measures of financial performance reported in accordance with Canadian generally accepted accounting principles. A reconciliation of EBITDA to net earnings, the most directly comparable Canadian generally accepted accounting principles measure, is provided below.

	Fiscal Year Ended			Six Months
	December 31,			Ended June 30,

	2002	2003	2004	2004	2005

	(in millions)
Reconciliation of Net Earnings to EBITDA:
Net Earnings (loss) — Continuing Operations	10	125	594	207	430
Net Earnings (loss) — Discontinued Operations	3	9	23	5	—
Provision for Income and Resource Taxes	(4)	50	305	120	275
Interest on Long-Term Debt	60	65	61	31	26
Depreciation & Amortization	206	223	275	124	132

EBITDA	275	472	1,258	487	863

(2)	Net debt and total debt are not measures recognized under Canadian generally accepted accounting principles. Net debt consists of total debt less cash and cash equivalents. Total debt includes both long-term debt and the current portion of long-term debt and does not include the Inco exchangeable debentures. We present total debt and net debt because we believe they are important supplemental measures of the financial position of a company. We believe that securities analysts, investors and others frequently use this measure to assess the debt capacity of a company and to calculate credit statistics used to assess financial risks of the securities of a company. A reconciliation of net debt and total debt to long-term debt, the most directly comparable Canadian generally accepted accounting principles measure, is provided below.

	Fiscal Year
	Ended		Six Months
	December 31,		Ended June 30,

	2003	2004	2004	2005

	(in millions)
Reconciliation of Long-Term Debt to Total Debt and Net Debt:
Long-Term Debt	1,045	627	1,010	408
Current portion of Long-Term Debt	58	38	57	224

Total Debt	1,103	665	1,067	632
Cash & Cash Equivalents	96	907	326	1,326

Net Debt	1,007	(242)	741	(694)

USE OF PROCEEDS
      The net proceeds to us from this offering will be approximately US$981 million ($1,149 million), after deducting the underwriting commission and estimated expenses payable by us of approximately US$1.1 million ($1.3 million). We will use the net proceeds from the sale of the notes, together with our existing and future cash resources, to repay indebtedness maturing over the next 12 months, to fund new investment opportunities, including our proposed investment in the Fort Hills oil sands project, and for general corporate purposes. We may invest funds that we do not immediately require in short term marketable securities.
CAPITALIZATION
      The following table sets forth a summary of our consolidated capitalization as at June 30, 2005, and as adjusted to reflect the sale of the notes offered by this prospectus supplement and the use of the net proceeds therefrom. The table is based on our unaudited interim consolidated financial statements as at and for the six months ended June 30, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. These principles, as applied in the preparation of our financial statements, conform in all material respects with U.S. generally accepted accounting principles, except as described in Note 20 to our audited consolidated financial statements and the Supplementary Information, which are incorporated by reference into this prospectus supplement and the prospectus. The table should be read in conjunction with our unaudited interim consolidated financial statements and other information included in the documents incorporated by reference in this prospectus supplement and the prospectus.

	As at June 30, 2005

	Actual	As Adjusted

	(in millions)
	(unaudited)
Current portion of long-term debt	$224	$224
Long-term debt	408	408
Notes offered hereby(1)	—	1,149

Total debt	632	1,781
Debentures exchangeable for Inco shares	248	248

Debt including debentures exchangeable for Inco shares	880	2,029

Shareholders’ equity:
Exchangeable debentures due 2024(2)	107	107
Capital stock
Class A common shares	7	7
Class B subordinate voting shares	2,135	2,135
Contributed surplus	59	59
Cumulative translation adjustment	(92)	(92)
Retained earnings	1,396	1,396

Total shareholders’ equity	3,612	3,612

Total capitalization	$4,492	$5,641

(1)	US dollar amounts were translated into Canadian dollar amounts at an exchange rate of US$1.00 equal to $1.1713.

(2)	In April 1999, we issued $150 million of 25 year debentures exchangeable into Cominco shares. At the time of the merger with Cominco, each $1,000 debenture was paid down by $255 and became convertible into 76.596 of our Class B subordinate voting shares. Under U.S. generally accepted accounting principles, these debentures would be included in long-term debt.

PRO FORMA INTEREST COVERAGE
      The following pro forma interest coverage ratios are included in this prospectus supplement in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian generally accepted accounting principles.
      The pro forma ratios set forth below have been calculated after giving effect to the issuance of the notes offered hereby and the debt repayments and issuances since December 31, 2004 and June 30, 2005, as applicable. The reported net earnings have been increased by interest expense and income and mining taxes. The interest coverage ratio is equal to net earnings, adjusted as described above, divided by interest expense. The pro forma ratios set forth below do not purport to be indicative of actual interest coverage ratios that would have occurred on the dates set forth below. The pro forma ratios set forth below are not indicative of actual ratios for any future periods.
      Our pro forma interest requirements, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2004 or June 30, 2005, as applicable, amounted to approximately $107 million and approximately $115 million for the 12 month periods ended December 31, 2004 and June 30, 2005, respectively. For the twelve month periods ended December 31, 2004 and June 30, 2005, we recorded pro forma net earnings of $983 million and $1,351 million, respectively, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2004 or June 30, 2005, as applicable. For the twelve month periods ended December 31, 2004 and June 30, 2005, the interest coverage ratio, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2004, was 9.2 times and 11.7 times, respectively, interest expense.
      The interest coverage ratios calculated above exclude the interest charges relating to our exchangeable debentures due 2024. Our exchangeable debentures due 2024 are classified as a component of shareholders’ equity and the interest, net of taxes, is charged directly to retained earnings. If our exchangeable debentures due 2024 had been accounted for in their entirety as debt for the purpose of calculating the above interest coverage ratios, the entire amount of the interest charge would have been reflected in the calculations.
      If our exchangeable debentures due 2024 had been accounted for as debt, as required under U.S. generally accepted accounting principles, the interest coverage ratio, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2004, for the twelve-month period ended December 31, 2004 would have been 8.8 times interest expense. For the twelve month period ended June 30, 2005, the interest coverage ratio, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since June 30, 2005, would have been 11.3 times interest expense.
      Our earnings for the twelve month periods ended December 31, 2004 and June 30, 2005 before interest expense, income and mining taxes and depreciation and amortization, amounted to approximately $1,258 million and $1,634 million, respectively, which, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2004 and June 30, 2005, respectively, amounted to 11.8 times and 14.2 times our interest expense for those periods, respectively. In addition, if our exchangeable debentures due 2024 had been accounted for as debt, the interest coverage ratios, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2004 and June 30, 2005, respectively, calculated based on earnings before interest expense, income and mining taxes, and depreciation and amortization, of approximately $1,258 million and $1,634 million, respectively, for the twelve-month periods ended December 31, 2004 and June 30, 2005, would have amounted to 11.2 and 13.6 times our interest expense for those periods, respectively.

THE COMPANY
      The following summary of our company is qualified in its entirety by reference to the detailed information incorporated by reference. See “Where you can find more information” and “Documents Incorporated by Reference” in this prospectus supplement and the prospectus. In this summary, unless the context otherwise dictates, a reference to Teck or the company refers to Teck Cominco Limited and its subsidiaries (including Teck Cominco Metals Ltd.), and a reference to Cominco refers to Teck Cominco Metals Ltd. and its subsidiaries.
About Teck Cominco Limited
      We are engaged primarily in the exploration for, and the development and production of, natural resources. We are a producer of zinc, coal, copper, gold, lead, as well as various specialty metals such as germanium and indium. We have interests in the following principal mining and processing operations:

			Estimated Mine Life
Operation (% Ownership Interest)	Commodity	Jurisdiction	(Years)(1)

Red Dog (100%)	Zinc/Lead	Alaska, USA	23
Pend Oreille (100%)	Zinc/Lead	Washington, USA	8
Trail (100%)	Zinc/Lead/Specialty Metals	British Columbia, Canada	N/A
Elkview (37%)	Coal	British Columbia, Canada	35
Fording River (39%)	Coal	British Columbia, Canada	24
Greenhills (31%)	Coal	British Columbia, Canada	21
Coal Mountain (39%)	Coal	British Columbia, Canada	10
Line Creek (39%)	Coal	British Columbia, Canada	7
Cardinal River (39%)	Coal	Alberta, Canada	20
Antamina (22.5%)	Copper/Zinc	Peru	17
Highland Valley (97.5%)(2)	Copper/Molybdenum	British Columbia, Canada	4	(2)
David Bell/ Williams (50%)	Gold	Ontario, Canada	5
Pogo (40%)(3)	Gold	Alaska, USA	10

(1)	The estimated mine life for each mine is stated as the estimate of proven and probable reserves as at December 31, 2004, divided by the current production rate for each mine.

(2)	On September 23, 2005, we announced that we will proceed with a capital program expected to extend the mine life of Highland Valley by approximately 5 years to September 2013. The capital cost associated with the mine life extension is approximately $40 million.

(3)	The Pogo mine in Alaska is scheduled for production start up in the first quarter of 2006.
Recent Developments
      On September 5, 2005, we entered into an agreement with UTS Energy Corporation (“UTS”) and Petro-Canada to subscribe for a 15% interest in the Fort Hills Energy Limited Partnership (the “Partnership”), which is developing the Fort Hills oil sands project in Alberta, Canada. The aggregate subscription price is $475 million. We will earn a 10% interest in the Partnership by funding $250 million of Petro-Canada and UTS expenditures. In a separate transaction, we will earn a further 5% interest by funding an additional $225 million of UTS expenditures. On closing of the transactions, expected to occur in October, we will be issued a 15% interest and the interests of UTS and Petro-Canada in the Partnership will be adjusted to 30% and 55%, respectively. The subscription price will be satisfied by our contributing 34% of project expenditures until project spending reaches $2.5 billion and our 15% share thereafter. Closing of the transactions is subject to due diligence, definitive documentation and receipt of regulatory approvals. There can be no assurance that the transactions will be completed.
      The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits in north eastern Alberta, approximately 90 kilometers north of Fort McMurray.

An estimate prepared on behalf of UTS estimates that the leases contain a resource of 2.8 billion barrels of in-place bitumen resources recoverable by surface mining methods. Development of the Fort Hills project is subject to receipt of numerous regulatory approvals, and completion of a feasibility study. The feasibility study will, among other things, identify an appropriate extraction process for the separation of bitumen from oil sands, determine the location of an upgrading facility for conversion of bitumen produced by the project to synthetic crude oil and other product streams and identify transportation options for project production. Project production is not expected to commence prior to 2010.
      In a separate transaction, UTS has agreed in principle to grant to us in certain circumstances the right to acquire at fair market value a 50% working interest in “Lease 14”, an oil sands property contiguous to the Fort Hills property. The option would be exercisable following delineation by UTS of the resource on Lease 14 in the event that UTS determines that Lease 14 should be developed as a satellite mine to Fort Hills, subject to agreement of the Partnership.
      In August 2005, the Administrators of Sons of Gwalia Ltd. (“SOG”) issued a report stating in part that the Administrators had been advised of a potential claim against us and others for damages for misleading and deceptive conduct in relation to SOG’s 2001 acquisition of PacMin Mining Corporation Limited, in which we held an 80% effective share interest. The Administrators further indicated that they have been advised that any claim would be limited to a maximum of Australian $77.6 million, being the cash portion of the cost of the acquisition. This dispute is at an early stage and no formal legal proceedings have yet been filed. If proceedings are commenced, we will vigorously defend.
      On September 19, 2005, Compañía Minera Antamina S.A., in which we have a 22.5% share interest, announced the completion of a revised reserve and resource estimate for the Antamina deposit. The new estimate substantially confirms the global estimates of reserves and resources previously published for the Antamina deposit. Due to the variable nature of the ore types and grades in the Antamina deposit, a change in reserve classification has been made, effectively tightening the criteria for proven and probable ore. As a result, some of the previously reported proven ore is now classified as probable. We expect that probable ore will be converted to proven through ongoing definition drilling in advance of production.
      The strike by unionized workers at the Trail smelter and refineries, which began on July 19, 2005, continues. Discussions with a privately appointed mediator are ongoing.

DESCRIPTION OF NOTES
      In this section, the words “company”, “we”, “us” and “our” refer only to Teck Cominco Limited and not to any of our subsidiaries or our interest in joint ventures and partnerships and “Cominco” refers only to Teck Cominco Metals Ltd. The following description of the particular terms of the notes (referred to in the prospectus under the heading “Description of Debt Securities” as the “debt securities”) supplements, and to the extent inconsistent therewith replaces, the description of the debt securities set forth in the prospectus. The description is qualified in its entirety by reference to the indenture under which the notes are to be issued. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the prospectus or the indenture.
General
      The 2015 notes will be issued initially in an aggregate principal amount of US$300,000,000 and will mature on October 1, 2015. The 2035 notes will be issued initially in an aggregate principal amount of US$700,000,000 and will mature on October 1, 2035. Payments of principal (or premium, if any) and interest on the notes will be made in U.S. dollars. The notes are not subject to any sinking fund provision. The notes are available for purchase in denominations of US$2,000 and any integral multiples of US$1,000 in excess thereof. The initial public offering price of the 2015 notes is 99.655% of their principal amount and the initial public offering price of the 2035 notes is 98.795% of their principal amount.
      We will advance the proceeds of this offering to our subsidiary, Cominco, and Cominco will issue us notes (“Cominco notes”) in the amount of such proceeds. The principal amount of the Cominco notes, plus (i) accrued and unpaid interest thereon at least equal to accrued and unpaid interest on the notes and (ii) other monetary obligations payable pursuant to the Cominco notes, will become due and payable on demand by us or, upon an event of default under the indenture, on demand by us or our assignee. The Cominco notes will be pledged in favor of the trustee for the benefit of the holders of the notes. A breach under the collateral documents relating to the pledge will be an event of default under the indenture. It will also be an event of default under the indenture if at any time following the termination of the collateral documents relating to the pledge:

•	Cominco or any successor thereto which has assumed Cominco’s obligations under the pledge has been, for a period of not less than 30 consecutive days, the primary obligor or guarantor with respect to Indebtedness (as defined in the prospectus under “Description of Debt Securities — Certain Covenants”) in an aggregate amount which exceeds 10% of Consolidated Net Tangible Assets (as defined in the prospectus under “Description of Debt Securities — Certain Covenants”);

•	we have not, within such 30 day period, created a security interest in favor of the trustee in another note or evidence of Indebtedness issued to us by Cominco or such successor in the same principal amount and substantially similar to such collateral documents that ranks equally and ratably with unsecured and unsubordinated Indebtedness of Cominco or such successor; and

•	on the 30th day of such 30 day period Cominco or such successor was a Subsidiary (as defined in the prospectus under “Description of Debt Securities — Certain Covenants”).
      As a result, for so long as this intercompany arrangement and pledge are in place, upon the occurrence of an event of default under the indenture, the trustee on behalf of the holders of the notes will have the right to make a demand on the Cominco notes and will have a claim against Cominco in an amount equal to the amount due under the notes. Therefore, the notes will in effect rank equally and ratably with any unsecured and unsubordinated debt issued or guaranteed by Cominco.
      Subject to the negative pledge described under “Certain Covenants — Negative Pledge” in the prospectus, the indenture does not limit our ability to incur additional indebtedness and does not limit the ability of our subsidiaries or joint ventures to incur additional indebtedness.
      No service charge will be made for any registration, transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

Ranking and Other Indebtedness
      The notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated Indebtedness from time to time outstanding. The notes will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than those of Cominco so long as the pledge of the Cominco notes remains in place) and subordinated to all secured Indebtedness and other secured liabilities of Cominco to the extent of the assets securing such Indebtedness and other liabilities. At June 30, 2005, the aggregate amount of the Indebtedness and trade payables of our subsidiaries (other than Cominco) and the secured Indebtedness of Cominco was approximately $58 million.
Interest
      The 2015 notes will bear interest at 5.375% per annum and the 2035 notes will bear interest at 6.125% per annum, in each case, from September 28, 2005, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears, on April 1 and October 1 of each year, commencing April 1, 2006, to each person in whose name a note is registered at the close of business on the preceding March 15 or September 15, as the case may be. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which interest is payable on the notes is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.
      Principal of and interest on the notes will be payable, and the transfer of notes will be registrable, at the principal corporate trust office of the trustee, which at present is 101 Barclay Street, Floor 21 West, New York, New York 10286; Attention: Global Finance Unit. However, payment of interest may, at our option be made by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer to an account located in the United States maintained by such person.
Pledge Termination
      Under the circumstances set forth below, we may terminate the pledge of the Cominco notes.
      If we elect to terminate the pledge of the Cominco notes, we are obligated to notify each debt rating agency known to us which has assigned a rating to the applicable offered debt securities and which is designated by the SEC as a “Nationally Recognized Statistical Rating Organization” (a “Participating NRSRO”) and the trustee of our intention to exercise our option to terminate the pledge of the Cominco notes at least 45 days prior to the proposed date of such termination (the “Release Date”). In order to effect the termination of the pledge of the Cominco notes, on the proposed Release Date we are obligated to deliver to the trustee an officers’ certificate stating that we have satisfied each of the conditions listed below.
      After delivery of such officers’ certificate, we may, at our option and without the consent of the holders of the notes, permanently terminate the pledge of the Cominco notes, provided that at the time of such termination:

•	Cominco shall not be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets;

•	the rating assigned to the notes by at least two Participating NRSRO’s (or if there is only one Participating NRSRO, by that one Participating NRSRO) is within one of the ratings categories assigned by them designating “investment grade” corporate debt securities;

•	at least two Participating NRSRO’s (or if there is only one Participating NRSRO, that one Participating NRSRO) have affirmed that the rating assigned by them to the notes shall not be downgraded as a result of the termination of the pledge, or notice thereof; and

•	no default or event of default has occurred and is continuing under the indenture.

Governing Law
      The indenture provides that it and the notes will be governed by, and construed in accordance with the laws of the State of New York. In addition, the pledge agreement and the Cominco notes will be governed by, and construed in accordance with the laws of British Columbia, Canada, in each case, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby.
Further Issuance
      We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.
Optional Redemption
      We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Adjusted Treasury Yield plus 20 basis points, in the case of the 2015 notes, and plus 30 basis points, in the case of the 2035 notes, together in each case with accrued interest to the date of redemption; provided however, that installments of interest on notes which are due and payable on any date on or prior to a redemption date will be payable to the registered holders of such notes registered as such as of the close of business on the relevant record date. In connection with such optional redemption the following defined terms apply:
      “Adjusted Treasury Yield” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
      “Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.
      “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.
      “Independent Investment Banker” means one of the Reference Treasury Dealers so appointed by us.
      “Reference Treasury Dealer” means J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. and their respective successors, and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us; provided, however, that if any of the foregoing ceases to be a primary U.S. government securities dealer in the City of New York (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, if available.
      “Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding that redemption date.
      “Remaining Scheduled Payments” means, with respect to the notes to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment on the notes will be reduced by the amount of interest accrued thereon to that redemption date.
Redemption Procedures
      We will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the notes are redeemed, the trustee will select the notes to be redeemed by a method determined by the trustee to be fair and appropriate.
      On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price and accrued interest on the notes to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any notes that have been called for redemption (unless we default in the payment of the redemption price and accrued interest). The redemption price will be calculated by the Independent Investment Banker and we, the trustee and any paying agent for the notes will be entitled to rely on such calculation.
      If notice of redemption has been given as provided in the indenture for the notes and funds for the redemption of the notes called for redemption have been made available on the redemption date referred to in such notice, such notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the notes will be to receive payment of the redemption price plus accrued interest to the redemption date.
Book-Entry System
      The notes will initially be issued in the form of one or more global securities held in book-entry form. The Depository Trust Company (“DTC”) or its nominee will, except in limited circumstances described below, be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities will hold such interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers thereof will only be effected through, records maintained by DTC and its direct and indirect participants and any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests in accordance with the procedures and practices of DTC and any intermediary through which they hold their notes. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture provided to the holders of the notes. We and the trustee, and any of our or its respective agents, may treat DTC as the sole holder and registered owner of the global securities.
      DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Street Name and Other Indirect Holders
      Investors who hold notes in accounts at banks or brokers will generally not be recognized by us as legal holders of notes. This is called holding in “street name”. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on notes, either because they agree to do so in their customer agreements or because they are legally required to do so.

Special Situations When Global Securities Will be Terminated
      In a few special situations described later, the global securities will terminate and interests in them will be exchanged for physical certificates representing notes. After that exchange, the choice of whether to hold notes directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in notes transferred to your own name, so that you will be a direct holder.
      The special situations for termination of global securities are:

(i) when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary;

(ii) when we notify the trustee that we wish to terminate the global securities; or

(iii) when an event of default on the notes has occurred and has not been cured.
RATINGS OF THE NOTES
      The following table discloses the credit ratings assigned to the notes by the following rating agencies:

	Rating for	Outlook for
Rating Agency	the Notes	the Notes

Moody’s Investors Services, Inc. (“Moody’s”)	Baa2	Positive
Standard & Poor’s Corporation (“S&P”)	BBB	Stable
Dominion Bond Rating Service Limited (“DBRS”)	BBB (high)	Stable
      Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.
      Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, debt securities rated Baa are considered as medium-grade obligations, i.e. they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
      S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
      DBRS’s credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “high” and “low” grades are not used for the AAA category.
CERTAIN INCOME TAX CONSIDERATIONS
      Certain United States Federal Income Tax Considerations
      This section describes the material United States federal income tax consequences of owning the notes. It applies to you only if you acquire notes in the offering at the offering price, you hold your notes as capital assets for tax purposes and you are a United States holder.
      You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States,

•	a corporation or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
      If a partnership or other flow-through entity holds a note, the United States federal income tax treatment of a partner or other owner generally will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. A United States holder that is a partner of the partnership or an owner of another flow-through entity holding a note should consult its own tax advisor.
      This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for their securities holdings,

•	a bank,

•	an insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes,

•	a person whose functional currency for tax purposes is not the U.S. dollar, or

•	a person who is not a United States holder.
      This section does not address the tax consequences applicable to subsequent purchasers of the notes, and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service will take a similar view as to any of the tax consequences described in this section.
      Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Payments of Interest
      You will be taxed on interest on your note as ordinary income at the time you receive the interest or when the interest accrues, depending on your method of accounting for United States federal income tax purposes. In addition to interest on the notes, you will be required to include as income any additional amounts we may pay to cover any Canadian taxes withheld from interest payments. As a result, you may be required to include more interest in gross income than the amount of cash you actually receive.
      Interest paid on the notes is income from sources outside the United States, but, with certain exceptions, will be treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder. For taxable years beginning before January 1, 2007, interest income on a note generally will be considered “passive income” or “financial services income.” For taxable years beginning after December 31, 2006, interest income on a note generally will be considered either “passive category income” or “general category income” for United States foreign tax credit purposes. You may be entitled to deduct or credit foreign withheld tax, if any, subject to applicable limitations in the Code. The rules governing the foreign tax credit are complex and you should consult your tax advisor regarding the availability of the credit under your particular circumstances.

Sale, Exchange and Retirement of the Notes
      Your tax basis in your note generally will be its cost. You will generally recognize a capital gain or loss on the sale, exchange or retirement of your note equal to the difference between the amount you realize on the sale, exchange or retirement, excluding any amounts attributable to accrued but unpaid interest (which will generally be taxed as interest) and your adjusted tax basis in your note. Such gain or loss generally will constitute long-term capital gain or loss if you held the note for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. If you are a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as United States source, unless it is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Backup Withholding and Information Reporting
      If you are a non-corporate United States holder, information reporting requirements on Internal Revenue Service Form 1099 generally will apply to:

•	payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a note effected at a United States office of a broker.

      Additionally, backup withholding taxes will apply to such payments if you are a non-corporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.
      Backup withholding is not an additional tax: any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability as long as the required information is provided to the Internal Revenue Service.
Certain Canadian Federal Income Tax Considerations
      In the opinion of Lang Michener LLP, our Canadian counsel, the following is a summary of the principal Canadian federal income tax considerations generally applicable to holders who acquire notes pursuant to this offering and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable income tax treaty or convention are not resident in Canada or deemed to be resident in Canada, hold notes as capital property, deal at arm’s length with the company and any successor to the company, do not use or hold, and are not be deemed to use or hold, notes in connection with a trade or business carried on, or deemed to be carried on, in Canada and, in the case of insurers, will not carry on an insurance business in Canada with which such notes are effectively connected or in respect of which the notes would be designated insurance property for the purposes of the Canadian Tax Act (each, a “Holder”).
      This summary is based upon the current provisions of the Canadian Tax Act and regulations thereunder and on counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e. non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein.
      Under the Canadian Tax Act, interest, principal or premium payable on the notes to Holders will be exempt from non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the notes, or the receipt of interest, premium or principal thereon by a Holder solely as a consequence of such acquisition, holding, redemption or disposition of the notes.
      Each of these summaries under this section “Certain Income Tax Considerations” are of a general nature only and are not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation is made with respect to the United States federal tax consequences or Canadian tax consequences to any particular holder. Accordingly, prospective purchasers should consult their own tax advisors with respect to the United States federal tax consequences or Canadian tax considerations relevant to them, having regard to their particular circumstances.

UNDERWRITING
      J.P. Morgan Securities Inc. is and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below.
      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

	Principal Amount		Principal Amount
Underwriter	of 2015 Notes		of 2035 Notes

J.P. Morgan Securities Inc.	US$	108,000,000	US$	252,000,000
Citigroup Global Markets Inc.		63,000,000		147,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		37,500,000		87,500,000
RBC Capital Markets Corporation		37,500,000		87,500,000
BMO Nesbitt Burns Corp.		12,000,000		28,000,000
TD Securities (USA) Inc.		12,000,000		28,000,000
CIBC World Markets Corp.		9,000,000		21,000,000
Scotia Capital (USA) Inc.		9,000,000		21,000,000
BNP Paribas Securities Corp.		6,000,000		14,000,000
HSBC Securities (USA) Inc.		6,000,000		14,000,000

Total	US$	300,000,000	US$	700,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.
      The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.400% of the principal amount of the 2015 notes and 0.500% of the principal amount of the 2035 notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representative may change the public offering price and concessions.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to investors with the minimum total consideration per investor of €50,000; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      Each underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act (the “FSMA”) by the issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
      The offer in The Netherlands of the notes included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).
      The following table shows the underwriting commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Teck Cominco Limited

Per 2015 Note	0.650%
Per 2035 Note	0.875%
      In connection with the offering, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when J.P. Morgan Securities Inc. or Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We estimate that our total expenses for this offering will be US$1.1 million.
      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.
      An affiliate of each of J.P. Morgan Securities Inc., Citigroup Global Markets Inc., RBC Capital Markets Corporation, BMO Nesbitt Burns Corp., TD Securities (USA) Inc., CIBC World Markets Corp., Scotia Capital (USA) Inc., BNP Paribas Securities Corp. and HSBC Securities (USA) Inc. (collectively, the “Banks”) is a lender under our credit facilities or is a party to whom we have guaranteed payment of certain indebtedness. We may be considered to be a connected issuer of each such underwriter within the meaning of applicable Canadian securities legislation. At August 31, 2005, $nil was drawn down on such credit facilities. The maximum commitment from the affiliates of such underwriters under our credit facilities (including our 39 percent share of a credit facility in favor of Elk Valley Coal Partnership) is approximately US$707 million. In addition, Elk Valley Coal Partnership, of which we are a 39 percent partner, has given a guarantee, limited in recourse as against us to the assets of the partnership and our interest therein, with respect to up to $400 million of borrowings by Fording Canadian Coal Trust. We are in compliance in all material respects with the terms of all of the agreements which govern such credit facilities. As a consequence of their participation in this offering, the underwriters affiliated with the Banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters.
      A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
      The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, in violation of the securities laws of Canada or any province or territory of Canada. The notes may only be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident thereof, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province or territory or pursuant to exemptions form the registered dealer requirements. The notes will bear a legend to the following effect, unless we determine otherwise in compliance with applicable law:

“UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE NOTES SHALL NOT TRADE THE NOTES IN OR TO A PERSON IN ANY PROVINCE OR TERRITORY OF CANADA BEFORE [INSERT DATE THAT IS 4 MONTHS AND 1 DAY AFTER THE DISTRIBUTION DATE]”.
LEGAL MATTERS
      The validity of the notes will be passed upon for us by Lang Michener LLP, Toronto and Vancouver, Canada, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain U.S. legal matters will be passed on for the underwriters by Shearman & Sterling LLP, Toronto, Ontario. As to all matters of Canadian federal and British Columbia law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Lang Michener LLP. As to all matters of U.S. federal and New York law, Lang Michener LLP may rely on the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
      The partners and associates of Lang Michener LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP and the individuals named under the heading “Experts” as a group beneficially own, directly or indirectly, less than 1% of our securities.
EXPERTS
      Our consolidated financial statements as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 and our Supplementary Information Required under U.S. generally accepted accounting principles as at December 31, 2004 and for each of the years in the three year period ended December 31, 2004 have been incorporated herein by reference in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The statements as to our mineral reserves and resources which appear in this prospectus supplement and our Annual Information Form for the year ended December 31, 2004 have been incorporated by reference herein upon the authority of the following experts: William P. Armstrong, P.Eng, Dan Gurtler, AIMM, and Colin McKenny, P.Geol., each of whom has acted as a Qualified Person in connection with the estimates of reserves and resources presented in this prospectus. Mr. Armstrong is an employee of the company. Mr. McKenny is an employee of Elk Valley Coal Partnership, of which the company is the managing partner. Mr. Gurtler is an employee of Compañía Minera Antamina S.A., in which the company holds a 22.5% share interest.

Base Shelf Prospectus
This short form prospectus is referred to as a short form base shelf prospectus and has been filed under legislation in the Province of British Columbia that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Cominco Limited at Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9 (telephone: (604) 687-1117).
Short Form Prospectus

NEW ISSUE	June 23, 2005
Teck Cominco Limited
US$1,000,000,000
Debt Securities
Class B Subordinate Voting Shares
Teck Cominco Limited (“Teck Cominco” or the “company”) may from time to time offer for sale debt securities or Class B subordinate voting shares (collectively, the “securities”) up to an aggregate initial offering price of US$1,000,000,000 (or the equivalent in other currencies), during the 25 month period that this prospectus, including any amendments hereto, remains valid. The securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.
We will provide the specific terms of the securities in respect of which this prospectus is being delivered (the “offered securities”) and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.
Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.
Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and should consult with your own tax advisor with respect to your own particular circumstances.
Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.
The company may sell the securities to or through underwriters or dealers, and also may sell the securities to one or more other purchasers directly or through agents. See “Plan of Distribution”. A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any offered securities and will set forth the terms of the offering of the offered securities, including, to the extent applicable, the initial public offering price, the proceeds to the company, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers.

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus to the “company”, “we”, “us” and “our” refer to Teck Cominco Limited and its subsidiaries and joint ventures.
About this Prospectus
This prospectus is part of a registration statement on Form F-10 relating to the securities that we have filed with the United States Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate initial offering price of US$1,000,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the securities.
The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless the applicable prospectus supplement indicates otherwise with respect to the offered securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of offered securities will agree that, unless the applicable prospectus supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such offered securities purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.
Where You Can Find More Information
We file with the British Columbia Securities Commission (the “BCSC”), a commission of authority in the Province of British Columbia, Canada similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.
Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a) Annual Information Form of the company dated March 22, 2005 for the year ended December 31, 2004;

(b) Audited consolidated financial statements, and the related notes thereto, of the company as at and for the years ended December 31, 2004 and 2003 and the Auditors’ Report thereon;

(c) Management’s Discussion and Analysis of Financial Position and Operating Results of the company for the year ended December 31, 2004;

(d) Management Proxy Circular dated March 4, 2005 for the company’s annual meeting of shareholders held on April 27, 2005 (other than the sections entitled “Statement of Corporate Governance Practices”, “Statement of Executive Compensation” and “Share Performance Graph”);

(e) Unaudited interim consolidated financial statements of the company for the three months ended March 31, 2005 and 2004;

(f) Management’s Discussion and Analysis of Financial Position and Operating Results of the company for the three months ended March 31, 2005 and March 31, 2004; and

(g) Supplementary Information Required under U.S. GAAP as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004.
Any document of the type referred to in the preceding paragraph and in material change reports (excluding confidential material change reports) and any exhibits to unaudited interim consolidated financial statements which contain up-dated interest coverage ratios filed by the company with a securities commission or similar authority in Canada after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference into this prospectus. These documents are available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, any report on Form 6-K or Form 40-F that we file with the SEC after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report.
Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Cominco Limited, Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9; telephone: (604) 687-1117.
Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
Upon a new annual information form and the related annual consolidated financial statements being filed by us with, and, where required, accepted by, the appropriate securities regulatory authorities during the currency of this prospectus, the previous annual information form, annual consolidated financial statements and all interim consolidated financial statements, material change reports, information circulars and all prospectus supplements filed by us prior to the commencement of our fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of securities hereunder.
A prospectus supplement containing the specific terms in respect of any offering and sale of securities, updated disclosure of interest coverage ratios, if applicable, and other information in relation to such securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such securities by such prospectus supplement.
In this prospectus and any prospectus supplement, all references to “dollars” or “$” are to Canadian dollars and all references to U.S. dollars and US$ are to United States dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time. For a discussion of the principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under U.S. generally accepted accounting principles, you should refer to Note 20 of our audited consolidated financial statements for the years ended December 31, 2004 and 2003, and to the Supplementary Information Required under U.S. GAAP as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 which are incorporated by reference in this prospectus.
You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus or prospectus supplement.
Forward-Looking Statements
This prospectus, and the material incorporated by reference into this prospectus, contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to, statements concerning:

• price volatility for zinc, copper, coal, gold and other primary metals and minerals;

• the long-term demand for and supply of zinc, copper, coal, gold and other primary metals and minerals;

• our premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of our financial results to changes in metals and minerals prices;

• our strategies and objectives;

• our interest and other expenses;

• political unrest or instability in countries such as Peru and its impact on our foreign assets, including our interest in the Antamina copper, zinc mine;

• the timing of decisions regarding, the costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Pogo Project;

• our estimates of the quantity and quality of our mineral reserves and resources;

• our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

• our future capital and mine production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

• our ability to secure adequate transportation for our products;

• our ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

• the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;

• our cost reduction and other financial and operating objectives;

• our exploration initiatives as well as environmental, health and safety initiatives;

• the negotiation of collective agreements with unionized employees;

• the outcome of legal proceedings in which we are involved;

• general business and economic conditions;

• the outcome of our coal price negotiations with customers; and

• our dividend policy.
Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this prospectus. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

• general business and economic conditions;

• interest rates and foreign exchange rates;

• the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals;

• the timing of the receipt of regulatory and governmental approvals for our development projects and other operations;

• the availability of financing for our development projects on reasonable terms;

• our costs of production and our production and productivity levels, as well as those of our competitors;

• power prices;

• engineering and construction timetables and capital costs for our development and expansion projects;

• costs of closure of various operations;

• market competition;

• risks involved in mining, processing, exploration and research and development activities;

• the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

• premiums realized over London Metal Exchange cash and other benchmark prices;

• tax benefits;

• the outcome of our coal price negotiations with customers;

• the resolution of environmental and other proceedings; and

• our ongoing relations with our employees and with our business partners and joint venturers.
We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.
Risk Factors
Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this prospectus. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of such risks actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.
Risks Inherent in the Mining and Metals Business
The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.
Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. The Trail metallurgical operations, concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.
Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.
Approximately 4,400 of our approximately 6,900 employees are employed under collective bargaining agreements. The collective bargaining agreements at our Trail Metallurgical Operations and at the Line Creek Mine have expired, and two other collective agreements are scheduled to expire within the next 12 months. While operations at Trail and Line Creek are continuing as the parties are currently in the process of negotiating the renewal of these agreements, we cannot assure you of the outcome of those negotiations. We could be subject to labour unrest or other labour disturbances as a result of the failure of these negotiations, or at our other operations, which could, while ongoing, have a material adverse effect on our business.
Commodity Price Fluctuations and Hedging
The results of our operations are significantly affected by the market price of base metals, specialty metals, metallurgical coal and gold which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc and metallurgical coal. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines.
The objectives of our hedging programs are to reduce the risk of a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks and production interruption events.
Prices of diesel and electricity also fluctuate and these fluctuations affect the costs of production at various operations.
We do not hedge our exposure to changes in the price of metallurgical coal.
Competition for Mining Properties
Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should such properties become available to us.

Future Market Access
Access to our markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.
Mineral Reserves and Recovery Estimates
Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.
The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepare this prospectus in accordance with Canadian disclosure requirements, this prospectus incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.
Our reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. We do not use outside sources to verify reserves or resources. The mineral reserve and resource figures incorporated in this prospectus are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period.
There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.
Currency Fluctuations
Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to such contracts, which could have a material adverse effect on our business.
Interest Rate Risk
Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business.
Environment
Environmental legislation affects nearly all aspects of our operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. Our historical operations have generated significant environmental contamination. There can be no assurances that we will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect our business.
Environmental laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.
Aboriginal Title Claims
Recent Canadian jurisprudence requires governments to consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. This may affect our ability to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.
Foreign Activities
Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavorable political climate may make it difficult for us to obtain financing for projects in some countries.
Legal Proceedings
The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.
We are subject to two potentially material legal proceedings: a citizens’ suit brought by two members of the Colville Confederated Tribes to enforce a universal administrative order issued by the U.S. Environmental Protection Agency in relation to Lake Roosevelt; and a multi-jurisdictional, industry-wide investigation by competition authorities involving major copper concentrate producers, including HVC. These matters are described below.
The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require Teck Cominco Metals to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with Teck Cominco Metals during which Teck Cominco Metals offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the Company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada. On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals to dismiss the suit for want of jurisdiction. Teck Cominco Metals has petitioned for appeal of the decision to the 9th Circuit Court of Appeal.
The Government of Canada and the Government of the United States are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which Teck Cominco Metal’s offer of funding for this work could be implemented.
There can be no assurance that the offer by Teck Cominco Metals to fund the studies will resolve the matter, or that Teck Cominco Metal or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.
In an unrelated matter, Teck Cominco Metals, as the marketing agent for HVC, has responded to an order issued by the Federal Court of Canada pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. We understand that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the United States and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. We have been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against us or HVC in Canada or elsewhere or that we or HVC will not face prosecution or liability under the Act or otherwise in relation to the investigation. We can also offer no guidance or assurance as to the course of the ongoing investigation or when the ongoing investigation will be completed. We are cooperating in the continuing investigation.
The Company
Teck Cominco Limited was continued under the Canada Business Corporations Act in 1978. The company’s head and registered office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9.
Teck Cominco is engaged primarily in the exploration for, and the development and production of, natural resources. We are a producer of zinc, coal, copper, gold, lead, as well as various specialty metals such as germanium and indium. We have interests in the following principal mining and processing operations:

Operation	Commodity	Jurisdiction

Red Dog	Zinc/Lead	Alaska, USA
Pend Oreille	Zinc/Lead	Washington, USA
Trail	Zinc/ Lead/Specialty Metals	British Columbia, Canada
Elkview	Coal	British Columbia, Canada
Fording River	Coal	British Columbia, Canada
Greenhills	Coal	British Columbia, Canada
Coal Mountain	Coal	British Columbia, Canada
Line Creek	Coal	British Columbia, Canada
Cardinal River	Coal	Alberta, Canada
Antamina	Copper/Zinc	Peru
Highland Valley	Copper/Molybdenum	British Columbia, Canada
David Bell/ Williams	Gold	Ontario, Canada

Our principal products are zinc concentrate, zinc metal, metallurgical coal and copper concentrate.
Use of Proceeds
Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities to repay existing indebtedness outstanding from time to time and for general corporate purposes. We may invest funds that we do not immediately require in short-term marketable securities.

Interest Coverage
Interest coverage ratios are included in this prospectus in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian generally accepted accounting principles and do not give pro forma effect to any offering of debt securities offered by this prospectus or to any change in indebtedness subsequent to the dates indicated below. For purposes of these calculations, reported net earnings have been increased by interest expense, and income and mining taxes. The interest coverage ratio is equal to net earnings, adjusted as described above, divided by interest expense. These ratios do not purport to be indicative of interest coverage ratios for any future period.
The interest coverage ratio for the twelve-month period ended December 31, 2004 was 16.1 times interest expense. For the twelve-month period ended March 31, 2005, the interest coverage ratio was 19.6 times interest expense. Our earnings for the twelve month periods ended December 31, 2004 and March 31, 2005 before interest expense, income and mining taxes, depreciation and amortization amounted to approximately $1,258 million and $1,441 million, respectively, which amounted to 20.6 times and 24.4 times our interest expense for those periods, respectively.
The interest coverage ratios calculated above exclude the interest charges relating to our exchangeable debentures due 2024. Our exchangeable debentures due 2024 are classified as a component of shareholders’ equity and the interest, net of taxes, is charged directly to retained earnings. If our exchangeable debentures due 2024 had been accounted for in their entirety as debt for the purpose of calculating the above interest coverage ratios, the entire amount of the interest charge would have been reflected in the calculations.
If our exchangeable debentures due 2024 had been accounted for as debt, the interest coverage ratio for the twelve-month period ended December 31, 2004 would have been 15.1. For the twelve month period ended March 31, 2005, the interest coverage ratio would have been 18.3 times interest expense. In addition, if our exchangeable debentures due 2024 had been accounted for as debt, the interest coverage ratios for the twelve-month period ended December 31, 2004 and March 31, 2005, calculated based on earnings before interest expense, income and mining taxes, depreciation and amortization would have amounted to 19.3 times and 22.9 times our interest expense for those periods, respectively.
Description of Share Capital
We are authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series. As at March 4, 2005, there were issued and outstanding, 4,673,453 Class A common shares, 197,249,091 Class B subordinate voting shares and 790,000 Series 1 and 550,000 Series 2 preference shares.
Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.
The voting rights attached to Class B subordinate voting shares represent 29.68% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.
On April 27, 2005, we announced that we would pay an increased dividend of $0.40 per share on June 30, 2005 to holders of record of Class A common shares and Class B subordinate voting shares on June 15, 2005. Subject to changes in market conditions or our financial position, we contemplate paying a similar dividend on December 31, 2005.
In November 2003, we issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares issued by Teck Cominco Metals. These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index to date has been insufficient to trigger any dividend or redemption. Based on foreseeable metal prices, these shares are expected to expire in March 2006 without any dividends or redemptions.
Description of Debt Securities
In this section, the words “company”, “we”, “us” and “our” refer only to Teck Cominco Limited and not to any of our subsidiaries or joint ventures. The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by a prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.
Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued under the trust indenture (the “indenture”) dated as of September 12, 2002 entered into between the company and The Bank of New York, as trustee (the “trustee”). A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following statements with respect to the indenture and the debt securities are brief summaries of certain provisions of the indenture and do not purport to be complete. For a more complete description, including the definition of any terms used but not defined under this section, prospective investors should refer to the indenture. Whenever we refer to particular provisions of the indenture, those provisions are qualified in their entirety by reference to the indenture.

We may from time to time issue debt securities and incur additional indebtedness otherwise than through the offering of debt securities pursuant to this prospectus.
General
The indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes or other evidences of indebtedness) which may be issued thereunder. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies, including composite currencies. Special Canadian and United States federal income tax considerations applicable to any debt securities so denominated will be described in the prospectus supplement relating thereto. The debt securities offered pursuant to this prospectus will be limited to US$1,000,000,000 (or the equivalent in other currencies) aggregate principal amount. Unless otherwise indicated in the applicable prospectus supplement, the indenture also permits the company to increase the principal amount of any series of debt securities previously issued and to issue such increased principal amount.
The terms of the debt securities we may offer may differ from the general information provided below. In particular, certain covenants described below may not apply to certain debt securities we may offer under the indenture. We may issue debt securities with terms different from those of debt securities previously issued under the indenture.
The applicable prospectus supplement will set forth the specific terms relating to the debt securities of the series being offered and may include, without limitation, any of the following:

• the specific designation of the offered securities;

• the aggregate principal amount of the offered securities;

• the extent and manner, if any, to which payment on or in respect of the offered securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

• the percentage or percentages of principal amount at which the offered securities will be issued;

• the date or dates, if any, on which the offered securities will mature and the portion (if less than all of the principal amount) of the offered securities to be payable upon declaration of acceleration of maturity;

• the rate or rates per annum (which may be fixed or variable) at which the offered securities will bear interest, if any, the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the regular record dates for any interest payable on the offered securities;

• any mandatory or optional redemption or sinking fund or analogous provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the offered securities may be redeemed or purchased at the option of the company or otherwise;

• whether the offered securities will be issuable in whole or in part in the form of one or more registered global securities (“registered global securities”) and, if so, the identity of the depositary for such registered global securities;

• the denominations in which registered debt securities (“registered securities”) will be issuable, if other than denominations of US$1,000 and any integral multiple thereof;

• each place where the principal of and any premium and interest on the offered securities will be payable and each place where the offered securities may be presented for registration of transfer or exchange;

• if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered securities are denominated and/or in which the payment of the principal of and any premium and interest on the offered securities will or may be payable;

• any index formula or other method pursuant to which the amount of payments of principal of, and any premium and interest on, the offered securities will or may be determined;

• whether and under what circumstances we will pay Additional Amounts (as defined below under “—Payment of Additional Amounts”) on the offered securities in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the offered securities rather than pay the Additional Amounts (and the terms of any such option);

• the terms and conditions, if any, on which the debt securities may be convertible into or exchangeable for any other of our securities or securities of other entities;

• whether the payment of the offered securities will be guaranteed by any other person;

• whether the offered securities will have the benefit of any security interest created pursuant to the terms of the indenture; and

• any other terms of the offered securities, including covenants and events of default which apply solely to the offered securities, or any covenants or events of default generally applicable to the debt securities which are not to apply to the offered securities.
Unless otherwise indicated in the applicable prospectus supplement, the indenture does not afford the holders the right to tender debt securities to the company for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event of a change in control of the company.
Our debt securities may be issued under the indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

Unless otherwise specified in the applicable prospectus supplement, upon completion of an offering of debt securities (“offered debt securities”), we will advance the proceeds of such offering to our subsidiary, Teck Cominco Metals Ltd. (“Cominco”), and Cominco will issue us a note (a “Cominco note”) in the amount of such proceeds. The principal amount of such Cominco note, plus (i) accrued and unpaid interest thereon at least equal to accrued and unpaid interest on the applicable offered debt securities and (ii) other monetary obligations payable pursuant to the Cominco note, will become due and payable on demand by us or, upon an event of default under the indenture, on demand by us or our assignee. Any Cominco notes issued will be pledged in favor of the trustee for the benefit of the holders of the applicable offered debt securities. A breach under the collateral documents relating to any such pledge will be an event of default under the indenture. It will also be an event of default under the indenture if at any time following the termination of the collateral documents relating to any such pledge:

• Cominco or any successor thereto which has assumed Cominco’s obligations under any such pledge has been, for a period of not less than 30 consecutive days, the primary obligor or guarantor with respect to Indebtedness (as defined below under “—Certain Covenants”) in an aggregate amount which exceeds 10% of Consolidated Net Tangible Assets (as defined below under “—Certain Covenants”);

• we have not, within such 30 day period, created a security interest in favor of the trustee in another note or evidence of Indebtedness issued to us by Cominco or such successor in the same principal amount and substantially similar to such collateral documents that ranks equally and ratably with unsecured and unsubordinated Indebtedness of Cominco or such successor; and

• on the 30th day of such 30 day period Cominco or such successor was a Subsidiary (as defined below under “—Certain Covenants”).
As a result, for so long as this intercompany arrangement and pledge are in place, upon the occurrence of an event of default under the indenture, the trustee on behalf of the holders of the applicable offered debt securities will have the right to make a demand on the Cominco note and will have a claim against Cominco in an amount equal to the amount due under the applicable offered debt securities. Therefore, the applicable offered debt securities will in effect rank equally and ratably with any unsecured and unsubordinated debt issued or guaranteed by Cominco.
Ranking and Other Indebtedness
Except as indicated herein or in the applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated Indebtedness from time to time outstanding. The debt securities will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than those of Cominco so long as the pledge of the Cominco note remains in place) and subordinated to all secured Indebtedness and other secured liabilities of Cominco to the extent of the assets securing such Indebtedness and other liabilities. At March 31, 2005, the aggregate amount of the Indebtedness and trade payables of our subsidiaries (other than Cominco) and the secured Indebtedness of Cominco was approximately $73 million. In addition, Compania Minera Antamina S.A., in which we have a 22.5% interest, had outstanding at March 31, 2005, US$738 million of secured indebtedness and US$70 million of trade payables and current taxes, our proportionate share of which is reflected in our consolidated balance sheet. Elk Valley Coal Partnership, in which we have a 39% partnership interest, has given an unsecured guarantee of up to $400 million of indebtedness of Fording Inc., which guarantee is limited in recourse against us to the assets of Elk Valley Coal Partnership. The debt securities will be effectively subordinated to the obligations of Elk Valley Coal Partnership under this guarantee.
Pledge Termination
Under the circumstances set forth below, we may terminate the pledge of a Cominco note.
If we elect to terminate the pledge of a Cominco note, we are obligated to notify each debt rating agency known to us which has assigned a rating to the applicable offered debt securities and which is designated by the SEC as a “Nationally Recognized Statistical Rating Organization” (a “Participating NRSRO”) and the trustee of our intention to exercise our option to terminate the pledge of such Cominco note at least 45 days prior to the proposed date of such termination (the “Release Date”). In order to effect the termination of the pledge of a Cominco note, on the proposed Release Date we are obligated to deliver to the trustee an officers’ certificate stating that we have satisfied each of the conditions listed below.
After delivery of such officers’ certificate, we may, at our option and without the consent of the holders of the applicable offered debt securities, permanently terminate the pledge of a Cominco note, provided that at the time of such termination:

• Cominco shall not be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets;

• the rating assigned to the applicable offered debt securities by at least two Participating NRSRO’s (or if there is only one Participating NRSRO, by that one Participating NRSRO) is within one of the ratings categories assigned by them designating “investment grade” corporate debt securities;

• at least two Participating NRSRO’s (or if there is only one Participating NRSRO, that one Participating NRSRO) have affirmed that the rating assigned by them to the applicable offered debt securities shall not be downgraded as a result of the termination of the pledge, or notice thereof; and

• no default or event of default has occurred and is continuing under the indenture.
Form, Denomination, Exchange and Transfer
Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued only in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof. Debt securities may be presented for exchange and registered securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The company has appointed the trustee as security registrar.

Payment
Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on registered securities (other than registered global securities) will be made at the office or agency of the trustee, at 101 Barclay Street, Floor 21 West, New York, New York 10286, Attention: Global Finance Unit, to the persons in whose name such registered securities are registered at the close of business on the regular record date for such interest payment.
Registered Global Securities
The registered securities of a particular series may be issued in the form of one or more registered global securities which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to such series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depositary for such registered global security to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.
The specific terms of the depositary arrangement with respect to any portion of a particular series of debt securities to be represented by a registered global security will be described in the prospectus supplement relating to such series. The company anticipates that the following provisions will apply to all depositary arrangements.
Upon the issuance of a registered global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by such registered global security to the accounts of such persons having accounts with such depositary or its nominee (“participants”) as will be designated by the underwriters, investment dealers or agents participating in the distribution of such debt securities, or by the company if such debt securities are offered and sold directly by the company. Ownership of beneficial interests in a registered global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).
So long as the depositary for a registered global security or its nominee is the registered owner thereof, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a registered global security will not be entitled to have debt securities of the series represented by such registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture.
Principal, premium, if any, and interest payments on a registered global security registered in the name of a depositary or its nominee will be made to such depositary or nominee, as the case may be, as the registered owner of such registered global security. None of the company, the trustee or any paying agent for debt securities of the series represented by such registered global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such registered global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.
We expect that the depositary for a registered global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such registered global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.
If the depositary for a registered global security representing debt securities of a particular series is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and no successor depositary is appointed within 90 days after we receive notice or become aware of such condition, we will issue registered securities of such series in definitive form in exchange for such registered global security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more registered global securities and, in such event, will issue registered securities of such series in definitive form in exchange for all of the registered global securities representing debt securities of such series.
Certain Covenants
Set forth below is a summary of certain of the defined terms used in the indenture. We urge you to read the indenture for the full definition of all such terms.
“Attributable Debt” means as to any particular lease under which any person is liable at the time as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such lease (as determined by our board of directors) compounded semi-annually, excluding amounts required to be paid on account of or attributable to operating costs and overhead charges and including, in certain circumstances, any termination penalty in the case of a lease terminable by the lessee.
“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of Teck Cominco and computed in accordance with GAAP.

“Funded Debt”, means as applied to any person, all Indebtedness created or assumed by such person maturing after, or renewable or extendable at the option of such person beyond, 12 months from the date of creation thereof.
“GAAP” means generally accepted accounting principles in Canada in effect from time to time, unless the person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case “GAAP” will mean generally accepted accounting principles in the United States in effect from time to time.
“Indebtedness” means all obligations for borrowed money represented by notes, bonds, debentures or similar evidence of indebtedness and obligations for borrowed money evidenced by credit, loan or other like agreements.
“Mortgage” means any mortgage, deed of trust, pledge, hypothéc, lien, encumbrance, charge or security interest of any kind.
“person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.
“Principal Property” means the interest of Teck Cominco or any Restricted Subsidiary in (1) the property located near Marathon, Ontario, Canada, known as the “Williams mine”, the property located near Marathon, Ontario, Canada, known as the “David Bell mine”, the property located near Kamloops, British Columbia, Canada, known as the “Highland Valley copper mine” and the property located near Kotzebue, Alaska, U.S.A., known as the “Red Dog mine”; and (2) any (a) mineral property or (b) manufacturing or processing plant, building, structure, dam or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, whether owned as of the date of the indenture or thereafter acquired or constructed by Teck Cominco or any Restricted Subsidiary, which, in the case of the items enumerated in each of 2(a) and 2(b) above, is located in Canada or the United States or its territories or possessions, the net book value of which interest, in each case, on the date as of which the determination is being made, is an amount which exceeds 10% of Consolidated Net Tangible Assets, except any such mineral property, plant, building, structure, dam or other facility or any portion thereof, together with the land upon which it is erected and fixtures comprising a part thereof, (i) acquired or constructed principally for the purpose of controlling or abating atmospheric pollutants or contaminants, or water, noise, odor or other pollution or (ii) which the board of directors of Teck Cominco by resolution declares is not of material importance to the total business conducted by Teck Cominco and its Restricted Subsidiaries considered as one enterprise.
“Restricted Subsidiary” means (1) any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within Canada or the United States or its territories or possessions; and (b) which owns or leases a Principal Property; and (2) any Subsidiary engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided that the term “Restricted Subsidiary” will not include any Subsidiary the principal assets of which are stock or Indebtedness of persons which conduct substantially all of their business outside Canada or the United States or its territories or possessions.
“Sale and Leaseback Transactions” mean any arrangement with a bank, insurance company or other lender or investor (other than Teck Cominco or a Restricted Subsidiary) providing for the leasing by Teck Cominco or any such Restricted Subsidiary of any Principal Property which has been or is to be sold or transferred, more than 120 days after the later of the acquisition, completion of construction or commencement of full operation thereof by Teck Cominco or such Restricted Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property.
“Shareholders’ Equity” means the aggregate amount of shareholders’ equity of Teck Cominco as shown on the most recent audited annual consolidated balance sheet of Teck Cominco and computed in accordance with GAAP.
“Subsidiary” means, at any relevant time, any person of which the voting shares or other interests carrying more than 50% of the outstanding voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for Teck Cominco and/or one or more Subsidiaries of Teck Cominco.
Negative Pledge
We have covenanted under the indenture that for so long as any of our debt securities under the indenture are outstanding, and subject to the provisions of the indenture, we will not, and we will not permit any Restricted Subsidiary to, create, incur, issue, assume or otherwise have outstanding any Mortgage on or over any Principal Property now owned or hereafter acquired by Teck Cominco or a Restricted Subsidiary to secure any Indebtedness, or on shares of stock or Indebtedness of any Restricted Subsidiary now owned or hereafter acquired by Teck Cominco or a Restricted Subsidiary to secure any Indebtedness, unless at the time thereof or prior thereto the debt securities then outstanding under the indenture (together with, if and to the extent we so determine, any other Indebtedness then existing or thereafter created) are secured equally and rateably with (or prior to) any and all such Indebtedness for so long as such Indebtedness is so secured by such Mortgage; provided, however, such negative pledge will not apply to or operate to prevent or restrict the following permitted encumbrances:

(1) any Mortgage on property, shares of stock or Indebtedness of any person existing at the time such person becomes a Restricted Subsidiary or created, incurred, issued or assumed in connection with the acquisition of any such person;

(2) any Mortgage on any Principal Property created, incurred, issued or assumed at or prior to the time such property became a Principal Property or existing at the time of acquisition of such Principal Property by Teck Cominco or a Restricted Subsidiary, whether or not assumed by Teck Cominco or such Restricted Subsidiary; provided that no such Mortgage will extend to any other Principal Property of Teck Cominco or any Restricted Subsidiary;

(3) any Mortgage on all or any part of any Principal Property (including any improvements or additions to improvements on a Principal Property) hereafter acquired, developed, expanded or constructed by Teck Cominco or any Restricted Subsidiary to secure the payment of all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction of such Principal Property or of improvements or additions to improvements thereon (or to secure any Indebtedness incurred by Teck Cominco or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction thereof or of improvements or additions to improvements thereon) created prior to, at the time of, or within 360 days after the later of, the acquisition, development, expansion or completion of construction (including construction of improvements or additions to improvements thereon), or commencement of full operation of such Principal Property; provided that no such Mortgage will extend to any other Principal Property of Teck Cominco or a Restricted Subsidiary other than, in the case of any such construction, improvement, development, expansion or addition to improvement, all or any part of any other Principal Property on which the Principal Property so constructed, developed or expanded, or the improvement or addition to improvement, is located;

(4) any Mortgage on any Principal Property of any Restricted Subsidiary to secure Indebtedness owing by it to Teck Cominco or to another Restricted Subsidiary;

(5) any Mortgage on any Principal Property of Teck Cominco to secure Indebtedness owing by it to a Restricted Subsidiary;

(6) any Mortgage on any Principal Property or other assets of Teck Cominco or any Restricted Subsidiary existing on the date of the indenture, or arising thereafter pursuant to contractual commitments entered into prior to the date of the indenture;

(7) any Mortgage on any Principal Property or other assets of Teck Cominco or any Restricted Subsidiary created for the sole purpose of extending, renewing, altering or refunding any of the foregoing Mortgages, provided that the Indebtedness secured thereby will not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal, alteration or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations or refundings, and that such extension, renewal, alteration or refunding Mortgage will be limited to all or any part of the same Principal Property and improvements and additions to improvements thereon and/or shares of stock and Indebtedness of a Restricted Subsidiary which secured the Mortgage extended, renewed, altered or refunded or either of such property or shares of stock or Indebtedness; or

(8) any Mortgage on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary created, incurred, issued or assumed to secure Indebtedness of Teck Cominco or any Restricted Subsidiary, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, together with the aggregate principal amount of other Indebtedness secured by Mortgages on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary then outstanding (excluding Indebtedness secured by Mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale and Leaseback Transactions entered into after the date of the indenture (not including Attributable Debt in respect of any such Sale and Leaseback Transactions the proceeds of which are applied as set forth below under “—Limitation on Sale and Leaseback Transactions”) would not then exceed 10% of Consolidated Net Tangible Assets.

For purposes of the foregoing and the covenant below entitled “—Limitation on Sale and Leaseback Transactions”, the giving of a guarantee which is secured by a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary, and the creation of a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary to secure Indebtedness which existed prior to the creation of such

Mortgage, will be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by such Mortgage but the amount of Indebtedness secured by Mortgages on any Principal Property and shares of stock and Indebtedness of Restricted Subsidiaries will be computed without cumulating the underlying Indebtedness with any guarantee thereof or Mortgage securing the same.
The following types of transactions will not be deemed to be Mortgages securing Indebtedness: any acquisition by Teck Cominco or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; any conveyance or assignment whereby Teck Cominco or any Restricted Subsidiary conveys or assigns to any person or persons an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; or any Mortgage upon any property or assets owned or leased by Teck Cominco or any Restricted Subsidiary or in which Teck Cominco or any Restricted Subsidiary owns an interest to secure to the person or persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property (or property with which it is utilized) the payment to such person or persons of Teck Cominco’s or the Restricted Subsidiary’s proportionate part of such development or operating expense; provided that such Mortgage does not extend beyond such property or assets and that the principal amount of any Indebtedness secured thereby does not exceed the amount of such expenses.
Limitation on Sale and Leaseback Transactions
Sale and Leaseback Transactions by Teck Cominco or any Restricted Subsidiary of any Principal Property are prohibited by the indenture unless (1) such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such transaction, by the end of which it is intended that the use of such property by the lessee will be discontinued; or (2) immediately prior to the entering into of such transaction, Teck Cominco or such Restricted Subsidiary could create a Mortgage on such Principal Property securing Indebtedness in an amount equal to the Attributable Debt with respect to the particular Sale and Leaseback Transaction; or (3) the proceeds of such transaction (a) are equal to or greater than the fair market value (as determined by our board of directors) of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction and (b) within 180 days after such transaction, are applied to either the payment of all or any part of the purchase price, cost of acquisition, cost of development, cost of expansion or cost of construction of a Principal Property or cost of improvements or additions to improvements thereon or the prepayment (other than mandatory prepayment) of Funded Debt of Teck Cominco or a Restricted Subsidiary (other than Funded Debt held by Teck Cominco or any Restricted Subsidiary).

Consolidation, Amalgamation and Merger and Sale of Assets
We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other person, or, directly or indirectly, convey, transfer or lease all or substantially all our properties and assets to any person, unless:

• the person formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the debt securities under the indenture, in any other country, provided that if such successor person is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor person assumes our obligations under the debt securities and the indenture to pay Additional Amounts (as defined below under “—Payment of Additional Amounts”), and, in connection therewith, for purposes of the provisions described in “—Payment of Additional Amounts” and “—Tax Redemption” below, the name of such successor jurisdiction is added with Canada in each place that Canada appears therein;

• the successor person expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the indenture;

• immediately before and after giving effect to such transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, will have happened and be continuing; and

• certain other conditions are met.
If, as a result of any such transaction, any of our Principal Properties become subject to a Mortgage, then, unless such Mortgage could be created pursuant to the indenture provisions described under “—Negative Pledge” above without equally and ratably securing our debt securities, we, simultaneously with or prior to such transaction, will cause our debt securities to be secured equally and ratably with or prior to the Indebtedness secured by such Mortgage.
Payment of Additional Amounts
Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of our debt securities issued under the indenture will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities issued under the indenture, we will pay to each holder of such debt securities as additional interest such additional amounts

(“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an “Excluded Holder”):

• with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

• which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder;

• which is subject to such Canadian Taxes by reason of the debt securities holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

• which is subject to such Canadian Taxes because the debt securities holder is not entitled to the benefit of an applicable treaty by reason of the legal nature of such holder.
We will also:

• make such withholding or deduction; and

• remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.
We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.
We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us) of:

• any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

• any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

• any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.
Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention will be deemed to include mention of the payment of Additional

Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
Tax Redemption
Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we determine that:

• as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this prospectus, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts; or

• on or after the date of this prospectus, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation will be officially proposed, which, in any such case, in the written opinion of our legal counsel, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series, and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.
In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we will deliver to the trustee an officers’ certificate, signed by two authorized officers, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.
Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.
Provision of Financial Information
We will file with the trustee, within 15 days after we file them with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

• within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

• within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.
Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; provided, however, that we will not be obligated to file such report with the SEC if the SEC does not permit such filings.
Events of Default
The following are summaries of events of default under the indenture with respect to debt securities of any series:

• default in the payment of any interest on any debt securities of that series when such interest becomes due and payable, and such default is continued for 30 days;

• default in the payment of the principal of (or premium, if any, on) any debt securities of that series when it becomes due and payable;

• default in the performance, or breach, of any of the covenants of the company in the indenture in respect of the debt securities of that series and described above under “—Consolidation, Amalgamation and Merger and Sale of Assets”;

• default in the performance, or breach, of any other covenant of the company in the indenture in respect of the debt securities of that series, and such default or breach is continued for 60 days after written notice to us as provided in the indenture;

• if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the indenture or will thereafter have outstanding any Indebtedness) has occurred and is continuing, or Teck Cominco or any Restricted Subsidiary has failed to pay principal amounts with respect to such Indebtedness at maturity and such event of default or failure to pay has resulted in Indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$50,000,000 and 2% of our Shareholders’ Equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated (the “accelerated indebtedness”), and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for purposes of the indenture governing our debt securities until 30 days after such Indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our Restricted Subsidiaries, it will not be considered an event of default for purposes of the indenture governing our debt securities; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default will be applicable together with an additional seven days before being considered an event of default for purposes of the indenture;

• certain events of bankruptcy, insolvency or reorganization occur;

• certain events of default concerning the collateral documents relating to the pledge described above under “—General”; and

• any other events of default provided with respect to debt securities of that series.

If an event of default with respect to any series of the debt securities occurs and is continuing, unless the principal amount of all of the debt securities of that series will have already become due and payable, the trustee may, in its discretion, and will upon request in writing made by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series, declare by written notice to us as provided in the indenture, the principal amount of all debt securities of such affected series and all accrued interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to the debt securities has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such declaration.
Except in cases of default where the trustee is required to exercise those rights and powers vested in it by the indenture, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs, the trustee is not required to take any action under the indenture at the request of any holders of the debt securities unless the holders offer the trustee protection from expenses and liability satisfactory to the trustee (called an “indemnity”). If such indemnity is provided, the holders of a majority in aggregate principal amount of the outstanding debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee and these majority holders may also direct the trustee to perform or exercise any trust or power granted to the trustee under the indenture with respect to the debt securities.

No holder of debt securities of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee or for any other remedy thereunder, unless:

(1) such holder has previously given to the trustee written notice that an event of default has occurred with respect to the debt securities of such series;

(2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series make a written request that the trustee take action because of the default, and such holder or holders offer an indemnity satisfactory to the trustee against the cost and other liabilities of taking that action; and

(3) the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request and has failed to take any action for 60 days after receipt of the above notice, request and direction.
However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of, or any premium, if any, or interest on such debt securities on or after the applicable due date specified in such debt securities.
The trustee may withhold notice of any continuing default from the holders of the debt securities (except a default in the payment of principal (or premium, if any) or interest, if any, if it determines in good faith that withholding notice is in the interest of the holders.
Every year we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities or, if not, specifying any known default.
Modification and Waiver
Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

• change the stated maturity of the principal of (or premium, if any) or any installment of interest, if any, on any debt security;

• change any of our obligations to pay Additional Amounts (except under certain circumstances provided in the indenture);

• reduce the principal amount of (or premium, if any), or rate of interest, if any, on any debt security;

• reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof or the amount thereof provable in bankruptcy or adversely affect any right of repayment at the option of any holder of debt securities;

• change the place of payment;

• change the currency of payment of principal of (or premium, if any) or interest, if any, on any debt security;

• adversely affect any right to convert or exchange any debt security;

• impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

• reduce the voting or quorum requirements relating to meetings of holders of debt securities;

• reduce the percentage of aggregate principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable indenture provisions or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

• modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults of covenants except as otherwise specified in the indenture.
The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that would not adversely affect any holder of such debt securities.
Defeasance and Covenant Defeasance
Unless otherwise specified in the applicable prospectus supplement, the indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of an officer of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities of such series (hereinafter referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the indenture). Such trust may only be established if, among other things:

• we have delivered to the trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or (ii) since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

• we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

• no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

• we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

• other customary conditions precedent are satisfied.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding paragraph at the time we exercise the defeasance option.
The indenture provides that, at our option, unless and until we have exercised our defeasance option described above, we may omit to comply with the covenants described under “—Negative Pledge” and “—Limitation on Sale and Leaseback Transactions”, and certain aspects of the covenant described under “—Consolidation, Amalgamation, Merger and Sale of Assets” and certain other covenants and such omission will not be deemed to be an event of default under the indenture and our outstanding debt securities upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of an officer of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities (hereinafter referred to as “covenant defeasance”). If we exercise our covenant defeasance option, the obligations under the indenture other than with respect to such covenants and the events of default other than with respect to such covenants will remain in full force and effect. Such trust may only be established if, among other things:

• we have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

• we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such covenant defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of our outstanding debt securities include holders who are not resident in Canada);

• no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

• we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

• other customary conditions precedent are satisfied.

Governing Law
The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.
Consent to Service
Under the indenture, Teck Cominco has irrevocably appointed CT Corporation System, 111 – 8th Avenue, 13th Floor, New York, New York 10011, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.
Discharge of the Indenture
We may satisfy and discharge our obligations under the indenture with respect to the debt securities by delivering to the trustee for cancellation all outstanding debt securities or by depositing with the trustee or the paying agent, after the debt securities have become due and payable, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding debt securities and pay all other sums payable under the indenture by us.

Enforceability of Judgments
We are incorporated under and governed by the laws of Canada. Many of our assets are located outside the United States and most of our directors and officers and some of the experts named in this prospectus are not residents of the United States. As a result, it may be difficult for you to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts under the United States federal securities laws. We have been advised by our Canadian counsel, Lang Michener LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments in United States courts, of civil liabilities predicated upon United States federal securities laws.
Certain Income Tax Consequences
The applicable prospectus supplement will describe to an investor who is a non-resident of Canada certain Canadian federal income tax consequences of acquiring any securities offered thereunder, including whether the payments of principal, premium (if any) and interest will be subject to Canadian non-resident withholding tax. The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).
Plan of Distribution
We may sell the securities to or through underwriters or dealers, and also may sell the securities to one or more other purchasers directly or through agents.
The applicable prospectus supplement will set forth the terms of the offering relating to the particular securities, including, to the extent applicable, the name or names of any underwriters or agents, the initial public offering price or prices of the offered securities, the proceeds to us from the sale of the offered securities, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.
The securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.
In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as the company’s agents to solicit offers by certain institutions to purchase the offered securities directly from the company pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in such prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.
Underwriters, dealers and agents who participate in the distribution of the securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.
In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless the applicable prospectus supplement indicates otherwise with respect to the offered securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of offered securities will agree that, unless the applicable prospectus supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such offered securities purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.
Each series of debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or automated quotation system and you may not be able to resell the debt securities purchased. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market for the debt securities of any series.
Legal Matters
Unless otherwise specified in the applicable prospectus supplement, certain matters of Canadian law will be passed upon for the company by Lang Michener LLP, Toronto and Vancouver, Canada. Certain matters of United States law will be passed upon for the company by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain matters of United States law will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Canada.

The partners and associates of Lang Michener LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP and the individuals named under the heading “Experts” as a group beneficially own, directly and indirectly, less than 1% of our securities of any class.
Experts
Our consolidated financial statements for the years ended December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The statements as to our mineral reserves and resources which appear in our Annual Information Form for the year ended December 31, 2004 have been incorporated by reference herein upon the authority of the following experts: William P. Armstrong, P.Eng, and Dan Gurtler, AIMM, and Colin McKenny, P.Geol., each of whom has acted as a Qualified Person in connection with the estimates of reserves and resources presented in this prospectus. Mr. Armstrong is an employee of the company. Mr. McKenny is an employee of Elk Valley Coal Partnership, of which the company is the managing partner. Mr. Gurtler is an employee of Compania Minera Antamina S.A., in which the company holds a 22.5% share interest. Messrs. Armstrong, Gurtler and McKenny hold beneficially, directly or indirectly, less than 1% of any class of the company’s securities.
Documents Filed As Part Of The Registration Statement
The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

• the documents listed under “Where You Can Find More Information” in this prospectus;

• the consent of our independent accountants PricewaterhouseCoopers LLP;

• the consent of our Canadian counsel, Lang Michener LLP;

• the consents of William P. Armstrong, P.Eng., an employee of Teck Cominco, Dan Gurtler, AIMM, an employee of Compania Minera Antamina S.A., and Colin McKenny, P.Geol., an employee of Elk Valley Coal Partnership;

• powers of attorney from directors and officers of Teck Cominco;

• the trust indenture dated as of September 12, 2002 relating to the debt securities and the form of Cominco note and pledge agreement relating thereto;

• statement of eligibility of the trustee on Form T-1; and

• interest coverage ratios.

US$1,000,000,000
Teck Cominco Limited
US$300,000,000 5.375% Notes due 2015
US$700,000,000 6.125% Notes due 2035

PROSPECTUS SUPPLEMENT
September 23, 2005

JPMorgan
Citigroup

Merrill Lynch & Co.
RBC Capital Markets
BMO Nesbitt Burns
TD Securities
CIBC World Markets
Scotia Capital
BNP PARIBAS
HSBC